UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 9, 2022

(Date of earliest event reported)

LiquidPiston, Inc.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
(State or other incorporation)	(I.R.S. Employer Identification No.)

1292A Blue Hills Ave.

Bloomfield, CT 06002

(Full mailing address of principal executive offices)

(860) 838-2677

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Filing of Amendment to Amended and Restated Certificate of Incorporation

On March 9, 2022, LiquidPiston, Inc. (the “Company”) filed with the State of Delaware a Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Amendment”) to effect a 10-for-1 stock split of its Common Stock. The Amendment is filed as Exhibit 2.3 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NowRx, Inc. By: /s/ Alexander Shkolnik Name: Alexander Shkolnik Title: Chief Executive Officer Date: March 16, 2022

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Exhibit Index

Exhibit No.	Description

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation.

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